Exhibit 8.1

List of Principal Subsidiaries of 51Talk Online Education Group

Subsidiaries:	Place of Incorporation
51Talk English International Limited	Hong Kong
China Online Innovations Inc.	Philippines
On Demand English Innovations Inc.	Philippines
Helloworld Online Education Group	Cayman
Helloworld Online Education Group (HK) Limited	Hong Kong
Beijing Helloworld Online Technology Co., Ltd.	PRC
Nanjing Helloworld Online Information Technology Co., Ltd.	PRC
HelloWorld Online Education Pte. Ltd.	Singapore
51TALK TRAINING SDN. BHD	Malaysia
Helloworld Education Online (Thailand) Co., Ltd.	Thailand